Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces the sale of York Fire & Casualty

     TORONTO, Aug. 25 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") today announced that it has entered into a definitive agreement to sell York Fire & Casualty Insurance Company ("York") to La
Capitale General Insurance Inc., a member company of the mutual company, La
Capitale Financial Group Inc., owned by members of Quebec's civil service. The transaction is expected to be completed during 2008 following the receipt of regulatory approvals.
     York writes standard personal lines automobile and property insurance in
Ontario and Alberta. For the first six months of 2008, York had gross premiums written of approximately C$48 million, or 5% of the premiums of the Kingsway group of companies, and produced an underwriting loss.
     Kingsway anticipates receiving gross proceeds from the transaction of
C$95 million, which is estimated to be approximately 2 times York's shareholder's equity at the closing of the transaction. At closing Kingsway expects to record an estimated gain before taxes on the transaction of approximately C$50 million.
     "The sale of York furthers Kingsway's strategy of focusing its resources on its core lines of business, such as non-standard automobile and trucking.
In doing so we are building a stronger platform for achieving growth and sustainable profitability in our leading products, where we have true competitive advantages," said Shaun Jackson, Kingsway's President and CEO. "We will use the proceeds of this transaction to retire our remaining short-term debt and to support future growth opportunities in our core business lines. I would like to thank all of the employees and management of York for their dedication and service to the Kingsway family over the years and I look forward to working with them through the transition period."
     Scotia Capital Inc. is acting as financial advisor and Cassels Brock &
Blackwell LLP is acting as legal counsel to Kingsway.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 17:28e 25-AUG-08